Invest in Bodha.ai

AI Driven OKR and Talent Acquisition Platform
Devoted to Achieving Team Cohesion



BODHA.AI   NEW YORK NY

Infrastructure   Technology   Software   Saas   Artificial Intelligence

ABOUT   UPDATES⁰   REVIEWS¹¹   ASK A QUESTION⁰

Why you may want to invest in us...

1   AI platform that successfully integrates talent acquisition & OKR performance results

2   Strong team with 30+ years in cognitive science and multi-million dollar exits in the AI industry

3   Performance Management market size to reach $11.2B by 2023 from $6B in 2017, growing at a CAGR of 10%

4   US Market Size for Online Recruitment in 2020 is $10.3B with growth of 8.6%

5   Global cognitive assessment & training market to grow by $14B by 2024, progressing at a CAGR of 33%

6   Accepted into the Conscious Venture Labs Accelerator Program (Oct 2020 Cohort)

Why investors ♥ us

WE'VE RAISED $188,500 SINCE OUR FOUNDING



Team Coherence is very important for any business in the world. Hiring right teams, optimizing Team Cohesion, and measuring performance using Artificial Intelligence should be ground breaking technology for the future.

I'm investing in Bodha.AI because I loved the concept and practical approach to solving pain points in order to achieve Team Cohesion in corporate teams.

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Ravi Gudla Sr Security Architect, Katalyst Technologies

LEAD INVESTOR   INVESTING $10,000 THIS ROUND & $10,000 PREVIOUSLY



I invested because I truly believe in the work Bodha.ai is doing. Team cohesion is such an important thing and is very tough to achieve when choosing a new candidate. On top of all that, the C-suite is full of top notch talent that has achieved much success in the past. I highly recommend investing in Bodha.ai!

Sven Burus ⭐

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Our team



Karl Cadet
Co-Founder/CEO
Technologist with 25+ years of extensive and diversified IT experience in areas like Legal Compliance, Cyber Security, Trade, etc. Enabling self-discovery, career alignment, and performance so that people can manifest their unique authentic gifts.
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Sathish Pammi, PhD.
Co-founder/CTO
Sathish Pammi is our Artificial Intelligence (AI) expert. He holds a PhD. in Computer Science, and has authored more than 35 international publications













in the area of Human Machine Interaction.

Philip Herman
Chief Marketing Officer
Highly effective marketer with proven success in generating business growth and cultivating key business relationships. Phil is recognized for his ability to interpret analytics and generate sales and conversion within highly competitive industries.

in

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Invest In Bodha.ai

Most organizations don't know why their teams underperform. The current talent acquisition and performance management systems in place are heavily subjective and biased. This leads to unfulfilled employees, insufficient processes, and high turnover rates.

UNFULFILLED EMPLOYEES
53% of people feel unfulfilled and disinterested in their role
INEFFICIENT PROCESSES
Companies lose 20-30% in revenue every year due to inefficiencies
HIGH TURNOVER RATES
The average turnover rate in the U.S. is about 12% to 15% annually

Bodha.ai helps organizations achieve workplace synergy through cognitive analysis, specialized performance support, and AI learning. While most talent acquisition tools are isolated from performance management systems, Bodha.ai unifies pre-hiring and post-hiring data in order to optimize for team cohesion.

What Is Team Cohesion?

At Bodha.ai, we define team cohesion as consistent events that happen when a team remains unified while working to achieve a common goal. Having a cohesive team means that everyone feels like they have contributed to the overall success of the group while meeting all goals. We know that individuals on a cohesive team tend to focus more on the entire group and are more motivated to work towards the overall team goal.

Our AI utilizes Holland Code, the Big Five Personality Test, and inputs taken from our OKR (Objectives and Key Results) system to help predict team cohesion. Like any AI, the more data we collect, the more accurate our systems becomes. We currently have data points for over 600,000 individuals and that number is steadily increasing. Our goal is to have data from 2.5 million individuals by the end of 2021.

Bodha.ai has two fully functional platforms dedicated to achieving team cohesion: The Bodha.ai Job Board and the Bodha.ai OKR (Objectives and Key Results) tool.

Bodha.ai Job Board

The Bodha.ai Job Board matches candidates instantly and without inherent bias. It's the perfect solution for organizations looking to fill new positions and for employees looking for their ideal role.

Our job board is different than most because it utilizes artificial intelligence to place candidates based on the proper team fit, not just the skills needed for the position. We accomplish this through a series of assessments that enable our AI to determine the personality, intelligence, and values of each candidate. Once assessed, the candidate is provided with a list of jobs that best fit their overall profile.

Benefits of the Bodha.ai Job Board

Hire Candidates Faster
The hiring process can be very time consuming for an in-house team. Our algorithm assesses every applicant against every job vacancy utilizing our revolutionary KITE assessment framework. Accomplishing in seconds, what would take an HR team many hours to complete.

Reduce Costs





Reduce Costs
Health care, 401k retirement plans, sick days, vacation pay, and employer taxes are just a few of the costs included with each additional member you have on your HR staff. Our system will give you the best candidates for the open positions, leaving your team with less work and allowing you to be successful with a smaller in-house HR team.

Hire Based On Skills & Team Cohesion
Our AI helps select the right candidates for the job, matching for not just the necessary skills but also the best personality and values to fit the team. This will ultimately lead to more cohesive teams and improve the overall success of the organization.

Save On Training & Reduce Hiring Risk
Training new employees requires a significant investment of both time and costs. Our algorithm finds the best candidates for every facet of the position, saving your management team many hours of training. Having the right person in the position, both in skills and cohesion, increases retention rates, reducing many of the risks associated with new hires.

These are just some of the many benefits of utilizing the Bodha.ai Job Board. Our team is always working hard to improve our features and our AI is constantly learning.

Bodha.ai OKR Tool

The Bodha.ai OKR (Objectives & Key Results) tool utilizes artificial intelligence learning to develop strategies and process objectives that align both the team and the organization. Our software is used to build out these strategies and track each objective involved.

Benefits of the Bodha.ai OKR Tool

Results are Concise & Consistent
Our AI helps you determine the right employees for hire, promotion, transfer, and many other actions through our proprietary KITE assessment framework. This ensures the internal move you are making is concise and consistent.

Tracked Results Motivate Employees
Success rate is tracked individually for each employee. This motivates employees to reach their goals at a much higher rate. Our OKR utilizes objective performance results to identify those who are outstanding, allowing management to properly reward these people with raises, bonuses, promotions, or whatever positive benefit they see fit. This sets the precedent that the organization rewards achievement, motivating employees to increase their performance.

Improved Morale & Retention Rates
Team cohesion leads to a more loyal workforce, improves morale, and increases retention rates. These improvements make for a more pleasant workplace and output per hour worked should increase, cutting labor costs.

Determines Gaps & Training Needs
Accurate evaluation can help even the best employees improve. Our AI can spot employees who need training. New hires and tenured employees can both benefit from this process. Our AI helps organizations fill the gaps where an employee may be struggling. Many times the gap causing a performance issue is unnoticed by the manager in charge but can easily be fixed with the proper training.

Eliminates Firing Risks
Employees who need to be let go can be spotted with more certainty through our OKR system. Management can use our system to identify the inadequacy and give proper reasons for dismissal. The organization and employee both benefit from an early end to a bad situation.

This is just the tip of the iceberg for the Bodha.ai OKR tool. Our team is constantly improving upon our current system, adding additional features that benefit our users, and our AI is constantly learning.

Bodha.ai vs the Competition

Features	Bodha.ai	betterworks	Lattice	Culture Amp
Cognitive Analysis	✓	✗	✗	✗
Utilizes AI & Machine Learning	✓	✗	✗	✗
Objectives & Key Results	✓	✓	✓	✓
Higher Alignment of Goals	✓	✓	✗	✗





Performance Interventions	✓	✗	✗	✗
1:1 Meetings and Feedback	✓	✓	✓	✓
Peer Reviews & Pulses	✓	✓	✓	✓
Measures Team Cohesion	✓	✗	✗	✗
Benchmark Creation	✓	✗	✗	✗
Hiring Benchmarks	✓	✗	✗	✗

Meet Our Founders
Karl Cadet
Sathish Pammi

Karl and Sathish. Two men, obsessed with enhancing people's core essence while contributing to a larger vision.

Their story starts in 2018. At the time, Karl was a consultant, helping Fortune 100 companies solve various problems. After over 25 years of doing this, he couldn't help but feel that he was not living according to his purpose.

"I wasn't leveraging my core talents and felt I was wasting time. I wasn't fulfilled," Karl said.

He desperately wanted to use his skills, interests and talents that he knew he was capable of thriving with. For Karl, these were Psychology, technology and entrepreneurial.

He knew he couldn't be the only one feeling this way. And he was right...

Sathish had been experiencing the same problem but from a different angle. As a lifelong meditation practitioner, Sathish was deeply fascinated about looking inside and analyzing his own cognitive processes. After years of doing this, he started to notice some repeated individualistic patterns in the decision process in himself and with others.

There were always some core attributes and innate abilities in a person which made up their essence, intelligence, talents, values, and personality traits. But there was no system in the world that objectively focused on enhancing these core attributes. The current education and corporate systems were all focussed on fitting people into boxes.

So when Karl and Sathish finally met, they decided to tackle this problem where it was most destructive in businesses who hire the wrong talent or aren't able to nurture their existing talent to thrive.

They decided to develop Bodha.ai, a platform designed to help these businesses hire the right people, put them into the right teams and nurture them to thrive - in alignment with the larger vision of the company.

At the time, companies designed for the recruitment side were all based around funneling people down and hiring the "closest match" - a game of chance... And the ones that measure performance, were designed to make it easier for managers to give feedback, but it was still very subjective and based on a very surface level understanding of the individuals' traits. In either of those scenarios, there was no way of pinpointing if and what was not working in the companies' hiring and team cohesion efforts.

Bodha.ai was born, the only platform that identifies the cognitive traits of an individual in detail and then uses that to pinpoint the right person for a role, to align their goals with the company vision or to give objective and relevant performance feedback.

That's why Bodha.AI is able to help companies build cohesive teams, every time!

Investor Q&A

– COLLAPSE ALL

What does your company do?

Bodha.ai unifies pre-hiring and post-hiring systems in order to optimize team cohesion. The Bodha.ai job board matches candidates instantly without inherent bias. Our OKR (Objectives and Key Results) tool is the first to utilize AI successfully to build cohesive teams. Our AI technology is hosted in the cloud and is delivered to our customers via a SaaS model.

Where will your company be in 5 years?

We hope to be the leading OKR tool in our target industries (education, financial services, technology, government) and to accumulate significant market share in the talent assessment and acquisition space. In five years, we will have serviced over 1,000 companies with our OKR system and will have placed over one million candidates through our job board. These projections are not guaranteed.

Why did you choose this idea?

Our founders have always been fascinated about individuality, diversity and the value that each distinctive and realized person can bring to society. We believe in a world where individuals are fulfilled in their work and empowered to maximize their potential

How far along are you? What's your biggest obstacle? ⌄

We launched our Beta talent acquisition and OKR platforms in Jan 2021. With a five year roadmap of future improvements and functionality we require additional funding through investment and sales profits to continue our development efforts.

Who competes with you? What do you understand that they don't? ⌄

While our competition for OKR platforms include Betterworks, Lattice, and Culture Amp; and our core competition for talent acquisition and assessment platforms includes eSkill, TestGorilla, The Predictive Index, and the Athena Quotient. However, no other company currently integrates pre and post-hiring platforms let alone utilizes AI to extract meaningful analysis.

How will you make money? ⌄

The Bodha.ai OKR tool will be offered to our clients through a monthly subscription service. Pricing will be based on the total number of employees within the organization and pricing will be tiered: Startups, SEMs, and Enterprises.

The Bodha.ai Job Board will be free for recruiters and job seekers for a minimum of one year. Once we have over 100,000+ active users we will charge recruiters to place a job after the first year.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Due to the lack of existing products that integrate talent acquisition and ongoing performance management, our biggest obstacle will be to adequately convey the unique value that an integrated platform can provide.

What if a Performance management System not only tracked whether a person succeeded (and in some cases the level of success), but could also identify which team member or candidate was most likely to succeed at any specific goal or role? ⌄

Bodha AI's holistic performance management system helps to align talent, support talent, and assess talent. We believe that our system and methodology will not only lead employees to be more successful in their endeavors, but also give HR professionals deeper insights into the factors that lead to success.

